Actions Semiconductor Reports First Quarter 2013 Results

First Quarter Revenue Up 53% Year-Over-Year

ZHUHAI, China, May 7, 2013 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the first quarter ended March 31, 2013.

All financial results are reported on a U.S. GAAP basis.

Revenue for the first quarter of 2013 was $16.4 million, as compared to revenue of $15.2 million for the fourth quarter of 2012, and $10.7 million for the first quarter of 2012.

Net income attributable to Actions Semiconductor's shareholders for the first quarter of 2013 was $0.4 million or $0.01 per American Depositary Shares ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $1.7 million or $0.02 per ADS, for the fourth quarter of 2012, and net loss attributable to Actions Semiconductor's shareholders of $0.6 million or $0.01 per ADS, for the first quarter of 2012. Included in net loss for the fourth quarter of 2012 was $2.5 million relating to an other-than-temporary impairment loss on investments.

Actions Semiconductor reported gross margin of 36.2% for the first quarter of 2013, compared to gross margin of 32.1% for the fourth quarter of 2012, and 34.9% for the first quarter of 2012. The Company ended the first quarter with $72.8 million in cash and cash equivalents, together with time deposits. Trading securities and marketable securities, current and non-current, were $150.9 million at the end of the first quarter.

Since the share repurchase program commenced in 2007, the Company has invested approximately $47.1 million in repurchasing its shares. As of March 31, 2013, approximately 20.9 million American Depositary Shares (ADSs) were repurchased.

“Our better-than-expected first quarter results were driven by sales of our first OWL series chipset,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor. “We are extremely pleased with the traction we have gained in the short time since we launched our new product family for the tablet market. Our steep sales ramp in this new product category reflects our ability to leverage our core strengths in multimedia solutions and our established channel relationships.”

“We recently launched the second chipset in our OWL series, delivering advanced multimedia capabilities to entry level tablets and have plans to further expand our product offering to cover the full spectrum of the whitebox tablet market.

“While we experienced normal seasonality during the quarter, particularly across our audio product portfolio, we were pleased to see relatively healthy demand for our video products. We remain excited about the growth prospects in the whitebox tablet market and believe our product portfolio addressing this market will be a significant growth driver for the Company for the remainder of the year,” concluded Dr. Zhou.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

For the second quarter of fiscal year 2013 ending June 30, 2013, Actions Semiconductor estimates revenue in the range of $18.0 to $20.0 million and gross margin of approximately 36%.

Conference Call Details

Actions Semiconductor's first quarter of fiscal year 2013 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Tuesday, May 7, 2013. To participate in the live call, analysts and investors should dial 877-941-4774 (within U.S.) or 480-629-9760 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's website at www.actions-semi.com. An audio replay of the call will be available to investors through May 17, 2013 by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering access code 4614397.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

 ACTIONS SEMICONDUCTOR CO., LTD.

 CONSOLIDATED CONDENSED BALANCE SHEET

 (in thousands of U.S. dollars)

	At March 31,	At December 31,	At March 31,
	2013	2012	2012
	(unaudited)	(audited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	57,511	71,336	33,795
Time deposits	15,322	10,000	-
Marketable securities	139,520	130,721	187,223
Trading securities	74	76	545
Accounts receivable, net of allowance for doubtful accounts of nil, nil and $621 as of March 31, 2013, December 31, 2012 and March 31, 2012 respectively	5,248	5,950	1,869
Amount due from a related party	292	340	34
Amount due from an equity method investee	36	79	114
Inventories	16,961	11,979	6,981
Prepaid expenses and other current assets	10,734	4,288	1,402
Income tax recoverable	189	189	-
Deferred tax assets	422	504	403
Total current assets	246,309	235,462	232,366

Investments in equity method investees	14,262	14,329	14,208
Other investments	16,308	16,305	17,340
Marketable securities	11,269	11,239	-
Rental deposits	58	49	52
Property, plant and equipment, net	31,876	32,321	33,034
Land use right	1,579	1,584	1,595
Acquired intangible assets, net	10,022	10,819	9,293
Deferred tax assets	76	80	11
TOTAL ASSETS	331,759	322,188	307,899

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	11,656	8,073	5,007
Accrued expenses and other current liabilities	8,340	8,411	5,543
Short-term bank loans	25,500	20,500	12,000
Other liabilities	2,351	2,056	1,999
Income tax payable	135	49	357
Deferred tax liabilities	607	534	446
Total current liabilities	48,589	39,623	25,352

Other liabilities	13	13	461
Payable for acquisition of intangible assets	128	603	153
Deferred tax liabilities	3,299	3,189	2,912
Total liabilities	52,029	43,428	28,878
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	20,257	20,202	20,806
Accumulated other comprehensive income	36,246	35,751	33,851
Retained earnings	223,256	222,835	224,388
Total Actions Semiconductor Co., Ltd. shareholders' equity	279,760	278,789	279,046
Non-controlling interest	(30)	(29)	(25)
Total equity	279,730	278,760	279,021
TOTAL LIABILITIES AND EQUITY	331,759	322,188	307,899

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	15,769	14,314	10,503
Semiconductor product testing services	17	28	61
	15,786	14,342	10,564
Related-parties:
System-on-a-chip products	629	817	171
Total revenues	16,415	15,159	10,735
Cost of revenues:
Third-parties:
System-on-a-chip products	(10,063)	(9,697)	(6,836)
Semiconductor product testing services	(5)	(15)	(38)
	(10,068)	(9,712)	(6,874)
Related-parties:
System-on-a-chip products	(399)	(587)	(114)
Total cost of revenues	(10,467)	(10,299)	(6,988)
Gross profit	5,948	4,860	3,747
Other operating income	74	136	72
Operating expenses:
Research and development	(6,022)	(6,195)	(5,782)
General and administrative	(1,977)	(2,660)	(1,776)
Selling and marketing	(495)	(364)	(249)
Total operating expenses	(8,494)	(9,219)	(7,807)
Loss from operations	(2,472)	(4,223)	(3,988)
Other income	220	1,674	539
Fair value change in financial instruments	-	-	1
Other-than-temporary impairment loss on investments	-	(2,543)	-
Interest income	3,198	3,257	3,447
Interest expense	(100)	(63)	(61)
Income (loss) before income taxes, share of net loss of equity method investees and noncontrolling interest	846	(1,898)	(62)
Income tax (expense) credit	(353)	370	(536)
Equity in net loss of equity method investees	(73)	(128)	(55)
Net income (loss)	420	(1,656)	(653)
Less: Net loss attributable to noncontrolling interest	1	1	4
Net income (loss) attributable to Actions Semiconductor Co.,Ltd.	421	(1,655)	(649)

Net income (loss) attributable to Actions Semiconductor Co.,Ltd.
Basic (per share)	0.001	(0.004)	(0.002)

Diluted (per share)	0.001	(0.004)	(0.002)

Basic (per ADS)	0.006	(0.024)	(0.009)
Diluted (per ADS)	0.006	(0.024)	(0.009)

Weighted-average shares used in computation:
Basic	410,117,085	410,209,703	413,921,007
Diluted	419,861,988	410,209,703	413,921,007

Weighted-average ADS used in computation :
Basic	68,352,848	68,368,284	68,986,835
Diluted	69,976,998	68,368,284	68,986,835

Note: Share-based compensation recorded in each
expense classification above is as follows:
Research and development	164	229	354
General and administrative	50	67	98
Selling and marketing	8	12	15
Cost of revenues	-	-	6

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income (loss)	420	(1,656)	(653)
Adjustments to reconcile net income (loss) to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	547	548	592
Amortization of land use right	9	9	9
Amortization of acquired intangible assets	866	871	706
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	-	(32)	-
Write down of inventories	4	-	77
Loss on disposal of property, plant and equipment	7	5	(18)
Impairment loss recognised in respect of other investments	-	2,543	-
Share of net loss of equity method investees	73	128	55
Share-based compensation	222	308	473
Fair value change in trading securities	-	-	(1)
Deferred tax	269	(205)	266
Changes in operating assets and liabilities:
Accounts receivable	706	(3,098)	926
Notes receivable	-	21	-
Amount due from a related party	48	(182)	(25)
Inventories	(4,958)	(77)	461
Amount due from an equity method investee	43	35	(50)
Prepaid expenses and other current assets	(1,435)	(56)	284
Accounts payable	3,570	11	608
Accrued expenses and other current liabilities	(563)	3,871	(3,111)
Income tax recoverable	-	(189)	-
Income tax payable	86	(70)	118
Rental deposit paid	(9)	(5)	-
Net cash (usded in) provided by operating activities	(95)	2,780	717

Investing activities:
Proceeds from redemption of marketable securities	7,354	32,995	19,655
Purchase of marketable securities	(16,024)	-	(19,279)
Proceeds from disposal of property, plant and equipment	-	-	22
Purchase of property, plant and equipment	(24)	(168)	(472)
Purchase of intangible assets	(42)	(3,086)	(75)
Increase in time deposits	(5,296)	(10,000)	-
Net cash (used in) provided by investing activities	(14,032)	19,741	(149)

Financing activities:
Proceeds from short-term bank loans	-	8,500	-
Advance subsidy from local authorities of Zhuhai, the PRC	290	167	32
Proceeds from exercise of stock option	1,370	210	759
Repurchase of ordinary shares	(1,537)	(836)	(1,025)
Net cash provided by (usded in) from financing activities	123	8,041	(234)

Net (decrease) increase in cash and cash equivalents	(14,004)	30,562	334

Cash and cash equivalents at the beginning of the period	71,336	40,044	33,207

Effect of exchange rate changes on cash	179	730	254
Cash and cash equivalents at the end of the period	57,511	71,336	33,795